MAGNET ANALYTICS, INC.
Financial Statements For The Years Ended December 31, 2020

MagNet Analytics, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (9909)	35,032.55
Total Bank Accounts	**$35,032.55**
Total Current Assets	**$35,032.55**
TOTAL ASSETS	**$35,032.55**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit card (6336)	7,471.54
Credit card (7216)	-108.36
Total Credit Cards	**$7,363.18**
Total Current Liabilities	**$7,363.18**
Total Liabilities	**$7,363.18**
Equity	
Opening Balance Equity	-48.10
Owner’s Investment	
Preferred Stock	136,134.30
Total Owner’s Investment	**136,134.30**
Retained Earnings	-2,053.80
Net Income	-106,363.03
Total Equity	**$27,669.37**
TOTAL LIABILITIES AND EQUITY	**$35,032.55**

MagNet Analytics, Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
PPP EIDL Grant	10,000.00
Total Income	**$10,000.00**
GROSS PROFIT	**$10,000.00**
Expenses	
Advertising & Marketing	13,837.40
Bank Charges & Fees	2,388.37
Contractors	63,741.86
Job Supplies	-30.27
Legal & Professional Services	17,337.35
Meals & Entertainment	741.94
Office Supplies & Software	6,433.30
R&D	56.11
Reimbursable Expenses	-300.00
Repairs & Maintenance	1,227.30
Software and Information Subscriptions	360.10
Taxes & Licenses	1,145.50
Travel	1,512.51
Utilities	7,911.56
Total Expenses	**$116,363.03**
NET OPERATING INCOME	**$ -106,363.03**
NET INCOME	**$ -106,363.03**

MagNet Analytics, Inc.

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-106,363.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit card (6336)	7,471.54
Credit card (7216)	11,192.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,664.24**
Net cash provided by operating activities	**$ -87,698.79**
FINANCING ACTIVITIES	
Opening Balance Equity	-12,816.00
Owner's Investment:Preferred Stock	136,134.30
Net cash provided by financing activities	**$123,318.30**
NET CASH INCREASE FOR PERIOD	**$35,619.51**
Cash at beginning of period	-586.96
CASH AT END OF PERIOD	**$35,032.55**


MAGNET ANALYTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020


| | Common Stock | | Preferred Stock | | Additional Paid in Capital | Retained Earnings | Total Stockholders' Equity |
	Number	Amount	Number	Amount			
Balance as of December 31, 2019	1,000,000	$ 1,000				-2,053.80	$ (1,053.80)
Issuance of Stock			26,693	$ 136,134.30			$ 136,134.30
Retained Earnings							
Net Income						$ (106,363.03)	$ (106,363.03)
Other Comprehensive Income							
Balance at December 31, 2020	1,000,000.00		26,693.00				$ 28,717.47

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

MagNet Analytics, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a retail company that deploys internally developed, automated kiosks to sell products.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net operating loss in fiscal year 2020. Management believes these losses are consistent with the Company's plan for the period provided it was focused on R&D and test pilots.

The following describes management's plans to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimated of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Equity Investments

Equity Investments represents the fair-market value of equity investments the Company holds. These investments are short-term holdings for the purposes of generating profits.

Inventory

The Company values inventory at the lower of historic cost or market value.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company has no leases currently.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the

Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.
Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 25, 2021 the date that the financial statements were available to be issued.